FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 28 July 2005

National to reimburse customers for over-charging

The Managing Director of the National Australia Bank, Mr John Stewart, today announced the full impact of remedial measures for reimbursing customers for over-charging of fees on a range of financial packages, as well as updating initial estimates in relation to over-charging of Bank Account Debits tax.  This was initially announced at the half year results in May 2005.

These issues date back several years.  Incorrect collection of Debits tax may date back to 1982 when the tax was first introduced, while overcharging on package fees may date back to 1994, when the first package was launched.  Mr Stewart said quantifying the total cost of reimbursements involved an extensive analysis of our records.  The estimated total overcharging for both the package fees and Bank Account Debits tax amounts to approximately A$62 million before tax.  This consists of an estimated A$10 million for Debits tax, and A$52 million for package fees that will be reimbursed.

In addition, NAB will reimburse customers approximately A$18 million in interest. This consists of approximately A$4 million for Debits tax, and A$14 million for package fees.

NAB will also set aside A$30 million to cover remedial activities and contingencies.

“A charge of A$7 million after tax for the Bank Accounts Debit tax was taken in the first half accounts.  A further A$66 million after tax charge will be taken in the second half of the 2004-2005 financial year for estimated refunds and necessary remedial work,” he said.

Mr Stewart also reconfirmed guidance provided at the half year results in May that: “Assuming there are no external shocks or further changes to regulatory capital, the Board would expect to pay a second half dividend of 83 cents franked to 80 per cent.”

For further information:

Samantha Evans Group Corporate Affairs Tel: 03 8641 4982 Mobile: 0404 883 509	Hany Messieh Manager, Investor Relations Tel: 03 8641 2312 Mobile: 0414 446 876

A more detailed media release and additional background information on these issues can be found on the web site for our Australian businesses at www.national.com.au or visit the web site for the corporate headquarters www.nabgroup.com.

Corporate Affairs, Australia National Australia Bank Limited ABN 12004044937

Media Release	800 Bourke Street Docklands, Victoria 3008 Australia

Melbourne, Thursday, 28 July 2005

National Australia Bank to reimburse overcharged customers

National Australia Bank (NAB) has provided further details about two overcharging errors that were announced with the Bank’s Half Year Results on 11 May 2005.

•                  Incorrect debiting of Bank Account Debits Tax (Debits tax) – NAB has incorrectly collected Debits tax from approximately 140,000 accounts (this consists of 15,000 currently open accounts and 125,000 closed accounts).  These are predominantly business customers.  NAB will shortly commence refunding these customers.  The estimated extent of this overcharging comes to approximately $10 million.

•                  Incorrect charging of package fees – This error relates to the incorrect charging of an annual fee related to certain financial package offers.  Based on assessments of records back to 2000, and estimates for the period back to 1994 when these packages were introduced, approximately 55,000 financial packages have been incorrectly charged. The estimated overcharging of package fees is $52 million, which represents an average of $5 million per year over the last ten years.

The estimated total overcharging of both issues amounts to approximately $62 million.

In addition, NAB will also reimburse customers approximately $18 million in interest charges.  (This consists of estimated interest charges of $4 million for the Debits tax error, and $14 million for the package fee error.)

NAB will also set aside $30 million to cover remedial activities and contingencies.

A charge of $66 million after tax will be taken in the second half of the 2004-2005 financial year for estimated refunds and necessary remedial work.

Where we find customers have been overcharged, they will be reimbursed for any fees overcharged, with interest.

In March 2005 NAB revised processes in order to prevent incorrect collection of Debits tax and since 1 July, the tax has been abolished in all states.

Processes have also been revised in order to prevent ongoing overcharging of annual package fees and a long term systems solution to address the problem will be implemented.

NAB is working with ASIC on the two issues and has also asked independent accounting firm, Deloitte, to review compensation calculations.

The cost of the Debits tax error was provisioned for in the half year results and the cost of the package fee compensation and remediation will be recognised in the full year results for the Australian banking business.

Mr Ahmed Fahour, Executive Director and CEO of the NAB’s Australian business said: “We unreservedly apologise to our customers for these errors, which go back more than 10 years.”

“Our aim is to resolve these issues to the satisfaction of our customers and government regulators. Where we find customers have been overcharged, they will be reimbursed with interest.

“As a part of the NAB’s new direction we’ve had an increased focus on compliance and resolving customer issues.

“Our new management team will continue this focus on compliance as well as review our processes and complaints handling to improve operational risk management.

“We have established a special team to examine the underlying causes of these errors and why we failed to address them earlier,” Mr Fahour said.

In the next couple of weeks NAB will contact customers it believes have been incorrectly charged package fees between 2000 and now.  It is also writing to all current customers with a financial package where it does not believe they have been overcharged.

Customers currently identified as affected by the Debits tax matter will be sent refunds starting mid August.

The NAB will also run press advertisements from tomorrow.

Customers with any further enquires are being asked to contact a dedicated help line on 1800 724 638.

- ends -

An announcement has also been made to the ASX, this is available on the web site for our Australian businesses at www.national.com.au or visit the web site for the corporate headquarters www.nabgroup.com.

Broadcast quality audio news grabs with NAB Executive Director and CEO Australia, Ahmed Fahour, will be available for download free of charge from www.mediagame.com.au.  If you are not already a subscriber, you can do so instantly on the site.

For more information please contact:

Mikala Sabin Corporate Affairs National Australia Bank Tel: 03 8634 1572 Mob: 0404 863 976	Geoff Lynch Head of Media Relations National Australia Bank Tel: 03 8634 1564 Mob: 0405 319 819

Background

Incorrect debiting of Bank Account Debits Tax (Debits tax)

Bank Account Debits Tax (Debits tax) was applicable on all accounts with cheque book facilities until 1 July 2005 when it was abolished in all states (it was abolished in New South Wales earlier, in January 2002).

The Debits tax issue relates specifically to customers with certain accounts that have been charged the tax, however, do not have a cheque book facility.

The Federal Bank Account Debits Tax was first introduced on 31 December 1982 (as per Debits Tax Act 1982).  In 1992 the responsibility for Debits tax was transferred to the States.  The Australian Tax Office (ATO) administered and collected Debits tax until 1 January 1994.  State revenue offices from each State assumed the role of collection and administration of Debits tax from that date.

NAB’s system that reports on customers with cheque book facilities didn’t connect properly into one of its account management systems.  There was a manual way to ensure Debits tax was exempted, however, this was not properly followed.

A potential Debits tax error was entered into NAB’s audit tracking system in 2000, having some time previously been noted as an issue.  The way the information was presented did not suggest that the issue was significant and that urgent action was required.  NAB’s new Regulatory Compliance team was asked to review outstanding compliance items in mid 2004 and resurfaced the issue.

In March 2005 NAB revised processes in order to prevent incorrect collection of Debits tax and since 1 July, the tax has been abolished in all states.   NAB is now finalising a process to repay incorrectly debited funds plus interest to affected customers.

Approximately 140,000 accounts, predominantly business, have been identified as being eligible for a refund.  This consists of 15,000 currently open accounts and 125,000 closed accounts.

Given the issue may date back to 31 December 1982 (when Federal Bank Account Debits Tax was first introduced), there are insufficient records available to identify all customers overcharged.

NAB will contact all customers it has identified as having been overcharged between April 1999 and June 2005 and expects to be able to start refunding customers by mid August 2005.

After this initial round of refunds has been processed, NAB will also run press advertisements asking customers to come forward if they think they have been overcharged prior to April 1999.

Incorrect charging of package fees

National Australia Bank has several financial package offers including the National Homeowner’s Package (no longer for sale), National Choice Package, National Farmer’s Choice Package and the National Private Tailored Package.

For an annual package fee customers receive interest rate discounts, the waiver of certain fees and other discounted service offerings.

The National Choice Package is the most popular.  The current annual package fee is $375.

The overcharging error relates to the situation where more than one loan has been taken out under one of the above financial packages.  Usually only one annual fee should apply, however, in some cases the annual fee has been incorrectly charged more than once.

This error has arisen because of a reliance on a manual process to ensure that the fee is charged only once.  The manual process has not been consistently followed.

NAB had received customer complaints about the issue, which had all been refunded and resolved on the spot.  These complaints were not adequately reported to identify a trend.

Following a complaint to the Banking and Financial Services Ombudsman last year, NAB conducted a review of packages and, in April 2005, became aware of the broader nature of this problem.  It has since been investigating the extent of the issue.

NAB has revised processes in order to prevent ongoing overcharging of package fees going forward and will be implementing long term systems solutions to address the problem.

Given the issue may date back to 1994 (when NAB first launched package products), there are insufficient records available to identify all customers overcharged.

NAB is also writing to all current customers with a financial package where it does not believe they have been overcharged.

For the majority of customers impacted by this error NAB expects to be able to confirm whether they have been incorrectly charged and advise the timing of refunds by the end of September 2005.

Where NAB needs to manually review old records and consult with customers this will take longer.  NAB will also run press advertisements asking customers to come forward if they think they have been overcharged prior to January 2000.

NAB has taken a conservative view in estimating the degree of overcharging and the interest charge that is likely to apply, with the aim of resolving the matter to the satisfaction of customers and regulators.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date: 28 July 2005	Title:	Associate Company Secretary